Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, September 13, 2026

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces A$200 Million Follow-on Financing Package with Minerals 260 for the Bullabulling Gold Project

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that, through a wholly-owned Australian subsidiary, it has entered into an agreement to acquire a A$170 million (approximately $122 million) gross royalty (the “Royalty”) from Minerals 260 Limited (“Minerals 260”) to further support its development of the Bullabulling Gold Project (“Bullabulling” or the “Project”). Additionally, Franco-Nevada has agreed to subscribe for A$30 million (approximately $22 million) of Minerals 260’s ordinary shares (the “Shares”) as a lead order in a future equity raise.

The Royalty acquisition will be in addition to Franco-Nevada’s Australian subsidiary’s existing 2.45% gross royalty interest over the Project, increasing its interest to a 3.90% gross royalty over Bullabulling, plus an expanded area of interest and enhanced Royalty profile. The investment in Minerals 260 Shares will build upon Franco-Nevada’s existing ownership of Minerals 260 Shares.

This financing package increases Franco-Nevada’s support for Minerals 260 to develop Bullabulling to an aggregate A$420 million (approximately $300 million) and follows the A$220 million (approximately $155 million) financing package that Franco-Nevada provided Minerals 260 in February 2026 which has supported considerable resource growth and development progress at Bullabulling and significant appreciation of Minerals 260’s Share price since this time.

Paul Brink, President & CEO of Franco-Nevada said: “Both the team at Minerals 260 and the Bullabulling orebody continue to surpass our expectations. Minerals 260 is ahead of schedule on project development and financing and has rapidly grown its resource endowment. We are delighted to take this next step in building our partnership with the company and firmly believe that our financial backing can play a lynchpin role in generating value for Minerals 260 shareholders.”

Luke McFadyen, Managing Director of Minerals 260, commented: “We are thrilled with the partnership we have established with Franco-Nevada and Franco-Nevada’s decision to invest an additional A$200 million supports what both parties believe Bullabulling will become - a near-term, large scale, long-life, expandable gold asset in one of the world's best mining jurisdictions. This is a partnership built on focus and determination to bring Bullabulling into production and supports mutually beneficial outcomes for each company. This additional funding materially strengthens our balance sheet and our path to final investment decision in early 2027.”

Transaction Highlights

●	Near-Term Production Pathway: Bullabulling is one of Australia’s largest near-term gold projects, located approximately 65 km from Kalgoorlie, Western Australia in the Eastern Goldfields, with a recently upgraded Resource in July 2026 of 4.4 Moz Indicated Resources (140 Mt at 0.98 g/t) and 1.7 Moz Inferred Resources (51 Mt at 1.0 g/t). The Project is located on existing mining leases and has a straightforward pathway to meaningful near-term production from conventional open-pit and CIL processing. A pre-feasibility study was completed by Minerals 260 in July 2026, with a definitive feasibility study and final investment decision expected in early 2027, and first gold production potentially as soon as H2 2028.
●	Meaningful Production Profile: Minerals 260’s intended strategy is to incrementally develop and expand Bullabulling to accelerate and optimize production. The pre-feasibility study was based on the maiden reserve (reflecting resources as of December 2025) and Stage 1 throughput of 5 Mtpa, with additional capacity and design provisions incorporated to support future throughput expansion to 7.5 Mtpa. The pre-feasibility study confirmed Franco-Nevada’s assessment that Bullabulling will be a scaled, long life mine, with planned annual average gold production of approximately 150 koz per annum for the first 10 years and total mine life of 19 years. Based on Franco-Nevada’s review and current Resources, we see strong potential for throughput expanding in phases to 7 to 8 Mtpa, which corresponds with historical studies and Minerals 260’s indicative development plan indicating Stage 2 production of 200 koz per annum.1

●	Substantial Funding for Project Development: Royalty financing proceeds, together with additional proceeds from a future Minerals 260’s equity raise, are expected to fully fund the equity component required to bring Bullabulling into production and will enable Minerals 260 to maintain the project development momentum at Bullabulling through to a definitive feasibility study and a final investment decision expected in early 2027.
●	Large Mineral Resource with Exploration Potential: The Royalty covers a large Resource base, including the Phoenix, Bacchus, Dicksons, and Kraken deposits, which cover 8.5 km strike-length on the Bullabulling trend and the Gibraltar deposit which currently spans 1 km strike-length on a sub-parallel trend. Since acquiring the Project in 2025, Minerals 260 has had success growing the Resource through the first significant drilling campaign on the Project since 2011, nearly tripling Mineral Resources. Considerable growth potential continues to exist on the deposits both along strike and at depth, along with conversion of Inferred Resources. We expect the financing proceeds will assist Minerals 260 to continue expanding their Resource base through both exploration and infill drilling on ground covered by the Royalty, along with bringing the Project into production.
●	Expanded Area of Interest and Enhanced Royalty Profile: The area of interest for the Royalty surrounding the boundary of the existing Royalty tenure will expand from 2.5 km to 10 km, resulting in the Royalty capturing additional mineral trend extensions and covering a total area of approximately 650 km2. In addition, the Royalty step down production threshold, based upon gold produced from Royalty lands, will increase from 4 Moz to 6 Moz of gold, providing enhanced duration and optionality for the Royalty as resources and production from Bullabulling grow.
●	Continued Partnership with Experienced Board & Management Team: Minerals 260 is led by its Chairman Tim Goyder, who has over 40 years of experience in the resource industry and is Minerals 260’s second largest shareholder. Mr. Goyder is also the Chairman of Liontown Limited which recently developed and is operating the Kathleen Valley Lithium mine in Western Australia. The Minerals 260 management team is led by its Chief Executive Officer and Managing Director, Luke McFadyen who has over 15 years of mining industry experience and, prior to joining Minerals 260 in 2023, held senior roles at OZ Minerals, Syrah Resources, South32 and BHP.

Key Terms

Royalty Acquisition

●	Upfront proceeds of A$170 million (approximately $122 million) for an additional 1.45% gross royalty over the Royalty area so that Franco-Nevada’s Australian subsidiary will hold an effective 3.90% gross royalty over Bullabulling, with payment upon closing
●	Upon production of 6 Moz of gold from Royalty lands, the Royalty will step down from 3.90% to 2.75%
●	The area of interest for the Royalty will be 10 km from the boundary of historical Royalty tenure
●	Franco-Nevada’s Australian subsidiary will maintain a right of first refusal on future streams, royalties and similar interests related to the Royalty properties

Equity Participation

●	Franco-Nevada has committed to provide an incremental cornerstone investment of A$30 million (approximately $22 million), as a lead order in a future equity financing

Financing the Transactions

Franco-Nevada intends to finance the transactions from cash on hand. The Company had $1.0B in cash and $4.3B in available capital as at June 30, 2026.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

1 Throughput potential is based on Franco-Nevada’s own review, including of the current Resources and historical studies, and is not a Minerals 260 production target for the Project.

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	Matthew Selby
President & CEO	Chief Investment Officer	VP, Business Development
Franco-Nevada Australia Pty Ltd

info@franco-nevada.com

About Minerals 260

Minerals 260 is building an Australian gold company by developing the Bullabulling Gold Project, located approximately 65 km from Kalgoorlie, Western Australia in the Eastern Goldfields. Minerals 260’s shares are listed on the Australian Securities Exchange (ASX:MI6). For more information, visit www.minerals260.com.au.

Additional Information

Minerals 260’s head office is located at Level 1, 2 Kings Park Road, West Perth WA 6005. Franco-Nevada's head and registered office is located at 2000-199 Bay Street, Commerce Court West, Toronto, Ontario, M5L 1G9. Information relating to Bullabulling contained in this news release has been provided by Minerals 260. All Mineral Resource estimates are reported by Minerals 260 in accordance with the JORC Code (2012).

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected closing of the transaction, Minerals 260’s future equity raise, the expected future performance of Bullabulling and the Royalty, and production and mine life estimates relating to Bullabulling. In addition, statements relating to mineral resources and mineral reserves, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Brazilian Real, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of any ongoing or future audits by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine.

Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.